EXHIBIT 99.4
PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2010, and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

We report in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed consolidated interim financial statements, are presented in accordance with IFRS. This MD&A is prepared as of November 10, 2011 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 16 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our 2010 Annual Information Form, is available free of charge on the SEDAR website at www.sedar.com.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and bulk tonnage opportunities at the projects.

3Rd Quarter Highlights and Significant Events

•
On July 7, 2011, we announced that initial results from the 2011 drill program at our Brucejack Project confirm the continuity of high-grade gold mineralization in the Valley of the Kings Zone and the potential for high-grade mineralization at the Bridge Zone.

•	On July 15 2011, we announced the completion of a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500.

•
On July 27, 2011, we announced that drill results from our Brucejack Project continue to demonstrate the continuity of high-grade gold mineralization in the Valley of the Kings Zone, with mineralization now defined over a length of 400 meters extending from surface to depths of 600 meters below surface and remaining open at depth and to the east. We also announced that drilling has identified at least one high-grade gold structure in the Gossan Hill Zone.

•
On August 11, 2011, August 22, 2011, September 12, 2011, September 29, 2011, October 27, 2011 and November 10, 2011 we announced, among other things, bonanza grade drill results from the Valley of the Kings and that drilling at the Valley of the Kings Zone continued to confirm the continuity of high-grade mineralization;

•
On October 17, 2011, we announced the expansion and winterization of the Brucejack camp for year-round operations, mobilization of a crew and equipment to commence de-watering the 5,300 meters of historic West Zone underground workings, the completion of a power line study examining alternatives for routing electric power into the Brucejack Project and the acquisition of additional project claims to support potential project infrastructure.

•	Intersected a total of 24 intervals with uncut grades over 1,000 grams per tonne gold in 17 holes during the course of the 2011 drill program.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of a contiguous claims package that comprises over 90,000 hectares.

2011 Exploration Program

During April 2011, we opened the camp at site and commenced an expansion of the camp to accommodate up to 120 people.  By the end of May 2011, five drills had been mobilized to site and had commenced drilling with an additional three drills mobilized to site early in June.  By mid-October 2011, we wound-up our 2011 exploration drill program with 176 holes completed totaling 72,144 meters of drilling.

The 2011 drill program, now completed, was designed to concentrate on the known areas of high-grade gold mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 600 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that were not sufficiently defined to be included in the high-grade resource.

With the early and continuing success of 2011 exploration drilling at the Valley of the Kings (see news releases dated July 7, 2011, July 27, 2011 and August 11, 2011), the primary focus for the 2011 program became drilling the Valley of the Kings Zone, both in-fill and step-out, with over 41,000 meters drilled in the Valley of the Kings out of over 72,000 meters drilled in the 2011 drill program.  The 2011 drill program encountered multi-kilogram gold intersections in the Valley of the Kings Zone and a significant number of gold intersections grading higher than the grade cap of 130 grams per tonne gold used in the current Brucejack mineral resource estimate (see news release dated February 22, 2011).

This year's drilling at both the Bridge Zone and Gossan Hill Zone encountered high-grade gold as well as significant values over broad widths. Drilling indicates that Gossan Hill has the potential to host several high-grade structures associated with broader envelopes of bulk tonnage mineralization.  The West Zone footwall, a new area of mineralization defined in 2010, was also expanded during the 2011 drill program.  The Valley of the Kings Zone is located 500 meters southwest of the West Zone, and the Gossan Hill Zone is located 300 meters north of the West Zone.  The Bridge Zone borders the Valley of the Kings Zone to the south.

Updated corebox.net 3D drill models for the Brucejack exploration zones, including a new drill model for the Valley of the Kings Zone, are now available in the Brucejack Project section of our website.

Preliminary Economic Assessment

On June 2, 2011, we announced positive results from a National Instrument 43-101 compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified at our Brucejack Project in our current Brucejack mineral resource estimate (see news release dated February 22, 2011).  The PEA was filed on www.sedar.com on June 7, 2011.  The PEA contemplates an average processing rate of 1,500 tonnes/day over a 16 year mine life, an estimated capital cost, including contingencies, of US$281.7 million, and average annual production for the first ten years of 173,200 ounces of gold and 1.12 million ounces of silver.  The Base Case estimated pre-tax Net Present Value (5% discount) is US$662 million, with an internal rate of return of 27.1%.

Economic Evaluation

A summary of pre-tax financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the PEA, is presented below:

Summary of Brucejack High-Grade Pre-Tax Economic Results
	Base Case	Spot Prices at May 27, 2011
Gold price (US$/ounce)	$1,100	$1,536.30
Silver Price (US$/ounce)	$21.00	$37.86
Net Cash Flow	$1.079 billion	$2.133 billion
Net Present Value (5.0% discount rate)	$662 million	$1.416 billion
Internal Rate of Return	27.1%	48.3%
Payback	4.2 years	2.5 years
Exchange Rate (US$:C$)	$0.93	$1.02

Production and Processing

The Brucejack high-grade project is planned to commence as an underground mining operation, with small-scale open pit mining commencing near the depletion of the underground mining inventory.  The estimated underground mining inventory is comprised of 6.16 million tonnes of mineralized material with an average mill feed grade of 10.5 grams per tonne gold and 87.26 grams per tonne silver.  The remaining inventory is comprised of 2.26 million tonnes of mineralized material from the open pits with an average mill feed grade of 3.35 grams per tonne gold and 35.95 grams per tonne silver. The mining inventory is based on the Brucejack Project 5.0 g/t gold-equivalent cut-off mineral resource estimate dated February 22, 2011 (see news release dated February 22, 2011).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that the PEA will be realized.

Gold-silver doré will be produced using a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation, with gold and silver recovery by the Merrill-Crowe process.  A total of 2.16 million ounces of gold and 14.72 million ounces of silver will be produced over the life of mine. The following table summarizes the production and processing parameters:

Projected Production and Processing Summary
Mine Type	Underground(1)
Total Production	8.42 million tonnes(2)
Processing Rate	1,500 tonnes per day
	Gold	Silver
Average Mill Feed Grade	8.58 grams per tonne	73.47 grams per tonne
Average Metal Recoveries	93%	74%
Average Annual Production (ounces)
Years 1-10	173,200	1.12 million
LOM (16 years)	135,000	918,000
Total Production (ounces):
Years 1-10	1.73 million	11.15 million
LOM (16 years)	2.16 million	14.72 million
(1)Underground mining for first 12 years followed by small-scale open pit mining.
(2)Includes underground and open pit production.

Capital and Operating Costs

The total estimated capital cost for the Brucejack high-grade project is US$281.7 million and the estimated operating costs are C$158.36 per tonne milled for underground mining and C$68.77 per tonne milled for open pit operation.  The following tables summarize the cost components:

Capital Costs Summary		Operating Costs Summary
Capital Costs (US$ million)		Operating Costs (C$/t milled)	Underground	Open Pit
Direct Costs	198.2	Mining	103.78	15.29
Indirect Costs	46.4	Processing	34.56	34.56
Owner’s Costs	7.9	General & Administrative	14.87	13.78
Contingencies	29.2	Plant Services	5.14	5.14
Total Capital Cost	281.7	Total Operating Cost	158.36	68.77

On-Going Activities and Engineering

The Brucejack camp has now been expanded and winterized for year-round operations. A crew and equipment have been mobilized and have commenced de-watering the 5,300 meters of historic West Zone underground workings. Once the workings have been de-watered, alternatives for underground access to the Valley of the Kings Zone high-grade gold mineralization will be assessed for potential underground drilling and/or bulk sampling.

The PEA contemplates the use of diesel power for the Brucejack high-grade project (see news release June 2, 2011). A power line study has just been completed which examines the alternatives for routing electric power into the Brucejack Project. The study covered potential interconnections to the transmission line from the Long Lake hydroelectric power project, to the existing transmission line between Meziadin and Stewart, and to the proposed Northwest Transmission line. The results of the study will be incorporated into the update of the PEA which is to commence this quarter and is expected to be completed in the first quarter of 2012.

Work continues on the rehabilitation and extension of the access road from Brucejack to Highway 37. The road is expected to be completed in late 2012.

The first phase of condemnation and geotechnical drilling has been conducted in support of a feasibility study. Initial condemnation holes have been drilled at the mill site, and further condemnation drilling and geotechnical work has been completed at the site of the Highway 37 concentrate processing facility.

Project Update

With the completion of the 2011 drill program at Brucejack, a new mineral resource estimate is underway and expected to be completed this quarter.  The new mineral resource estimate will form the basis for the updated preliminary economic assessment on the high-grade gold and silver resources at Brucejack. Concurrent with the preparation of an updated preliminary economic assessment, which is planned to commence this year and be completed in the first quarter of next year, we will commence a full feasibility study for the Brucejack Project high-grade development opportunity.  In addition to the engineering studies planned for the high-grade development opportunity, we plan to undertake a preliminary economic assessment on an integrated high-grade underground and bulk tonnage project that incorporates a greater amount of the mineral resources at the Brucejack Project than contemplated in the PEA.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project, and have focused our efforts on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  On completion of the study, which is expected to be completed in the fourth quarter of this year, we will determine how best to advance our Snowfield Project to maximize shareholder value. We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Permitting

We have received the permit necessary to continue with exploration of the Snowfield Project.

Additional Claims

We have acquired additional project claims to support potential project infrastructure. Project claims now total over 90,000 hectares (222,000 acres), providing further exploration potential to supplement the value we are creating at Brucejack and Snowfield.  An updated claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. As a result, there was no conversion from Canadian GAAP and no transitional impact on our accounting practices. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2010. We have chosen to defer all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the quarter.

Selected Annual Information

Selected consolidated annual financial information for 2010, the year of our incorporation, is as follows.

2010
Net sales	Nil
Loss per share	$ 1.25
Loss for the period	$ 14,130,016
Total assets	$ 499,272,337
Long-term liabilities	Nil
Cash dividends	Nil

Results of Operations

Our operations commenced October 22, 2010, and accordingly there are no comparative figures.

Loss before taxes for the three month period ended September 30, 2011 was $2,654,920 and is largely attributed to the fair value of stock options vested of $1,968,853 valued by the Black Scholes model, investor relations and shareholder communication activities of $260,022, and salaries expense of $218,469.  Loss before taxes for the nine month period ended September 30, 2011 was $12,473,083 and is largely attributed to the fair value of stock options vested of $10,554,932, investor relations and shareholder communication activities of $566,172, professional fees of $269,760 and salaries expense of $820,011.  We have granted stock options as compensation to employees and consultants we have hired with the required skills to advance our business.  We expense the fair value of these stock option issuances over the vesting period.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

The Company recorded an income tax recovery of $2,293,500, which is the premium that the flow-through shares received above the market value of the shares on the date the agreement was entered into to issue the shares.

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, subject to any material changes in exploration and development activities.

Summary of Quarterly Results

Selected consolidated financial information for the preceding four quarters are as follows:

	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Total revenue	Nil	Nil	Nil	Nil
Loss	$ 361,420	$ 3,741,933	$ 6,076,231	$ 14,130,016
Loss per share	$0.01	$0.04	$ 0.08	$ 1.25
Loss per share – fully diluted	$0.01	$0.04	$ 0.08	$ 1.25

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2010 and September 30, 2011 were $48,533,766 and $31,793,443, respectively. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at September 30, 2011 was $32,965,402 compared to $8,387,422 as at December 31, 2010. Working capital items, other than cash and cash equivalents consisted of receivables of $2,467,024, deposits and prepaid expenses of $357,397, a receivable from Silver Standard of $603,962 and accounts payable and accrued liabilities of $2,256,424 at September 30, 2011.  At December 31, 2010, our working capital items, other than cash and cash equivalents consisted of receivables of $32,166, deposits and prepaid expenses of $106,405, a receivable from Silver Standard of $600,000, accounts payable and accrued liabilities of $1,131,915 and a convertible promissory note of $39,753,000.  During the first quarter, we paid Silver Standard $18,000,000 and issued to Silver Standard 3,625,500 of our common shares in settlement of the convertible promissory note.

During the third quarter, we completed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500.  With the current planned expenditures on our Projects, we believe we have sufficient working capital to meet our administrative overhead and fund our planned exploration programs through 2012.

Cash used in investing activities in the three month period ended September 30, 2011 was $16,699,956, which was incurred mainly in respect of exploration activities at the Projects described under Operations above for $16,496,417.   During the quarter, the Company entered into a purchase agreement to acquire certain mineral claims adjacent to the Company’s claims that include the Brucejack and Snowfield Projects with payment of $150,000 paid during the third quarter and another $200,000 payable on September 28, 2012 and $400,000 payable on September 28, 2013. The amount payable on September 28, 2013 is the Company’s only long-term liability.

Other investing activities included $168,539 to acquire exploration machinery.  A further $35,000 has been expended to post reclamation bonds as required by the permits issued for our project activities.

In April 2011, Silver Standard completed a secondary offering (the “Secondary Offering”) of our common shares.  All costs and expenses of the Secondary Offering will be paid for by Silver Standard. We have a net receivable from Silver Standard of $603,962 representing Silver Standard’s agreed share of the costs of our Secondary Offering.

We earned interest income on our cash balance for the three and nine month periods ended September 30, 2011 of $89,923 and $310,404 respectively.  During the nine month period ended September 30, 2011 the company also earned income of $250,000 relating to our support of the Secondary Offering.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than payments related to the acquisition of certain mineral claims and a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Commitment	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015 and after
Office lease and operating costs	$204,000	$223,000	$223,000	$18,600	$nil
Mineral claims acquisition	-	$200,000	$400,000	$nil	$nil
Total	$204,000	$423,000	$623,000	$18,600	$nil

Related Party Transactions

Our acquisition of the Projects from Silver Standard and the completion of the Secondary Offering and Flow-Through Offering resulted in Silver Standard owning 28.39% of our issued shares at September 30, 2011.

Prior to the completion of our initial public offering, Silver Standard agreed to pay certain share issuance costs related to the initial public offering.  During the first quarter, we entered into an agreement with Silver Standard under which Silver Standard agreed to pay all costs and expenses we incurred in completing the Secondary Offering.  At September 30, 2011, we had a net receivable balance from Silver Standard of $603,962 relating to the Secondary Offering.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

Subsequent Event

The Company granted employee and consultant stock options under its stock option plan, to purchase 275,000 common shares exercisable at $9.73 per share for a term of five years.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2010. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;
ii)	the composition of deferred income tax liabilities included in the statement of financial position;
iii)	the estimation of stock based compensation;
iv)	the flow-through premium estimated on the issuance of flow-through shares.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At September 30, 2011, we reviewed the carrying value of our assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At September 30, 2011, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, we grant share purchase options to directors, employees and service providers. We use the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

•	Risk free rate
•	Expected life
•	Expected volatility
•	Grant date share price
•	Expected dividend yield

5) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

A deferred tax difference would arise on the carrying value of the investment in the Projects as a result of historical transactions. We recognized net deferred tax liabilities as we believe we do not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of IFRS

Effective December 31, 2010, we early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 17, 2011.

Our financial reporting since inception is based on IFRS and accordingly there are no comparative issues relating to Canadian GAAP.

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2012 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement
o	IFRS 10, Consolidated Financial Statements
o	IFRS 11, Joint Arrangements
o	IFRS 12, Disclosure of Interests in Other Entities
o	IFRS 13, Fair Value Measurement

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Derivative financial instruments:

We do not have any derivative financial instruments or non-derivative financial assets.

Non-derivative financial liabilities:

We have the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. We limit the exposure to credit risk by only investing our cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on our demand for our programs.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations when they become due.  We ensure, as far as reasonably possible, we will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. We believe that these sources will be sufficient to cover the likely short term cash requirements. Our cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on our demand for our programs.

We have no contractual obligations other than current trade payables.

Foreign Exchange Risk

We have no material foreign exchange risks.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource properties are related to the price of gold, silver, copper and molybdenum and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold, silver, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

Our policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. Our capital structure consists of equity, comprising share capital, net accumulated deficit.

There were no changes in our approach to capital management during the year. We are not subject to any externally imposed capital requirements.

Outstanding Share Data

At November 10 2011, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	86,860,086
Share purchase options	5,445,000	$6.00 - $11.01	4.3
Fully diluted	92,305,086

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our final short-form prospectus dated April 4, 2011 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Statement Regarding Forward-Looking Information

This MD&A contains “forward looking information” within the meaning of applicable Canadian securities legislation. Forward looking information may include, but is not limited to, information with respect to the anticipated production and developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, costs and timing of development of the Snowfield Project and Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, the composition of our board of directors and committees, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward looking information. Forward looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward looking information, including, without limitation:

•	risks related to commodity price fluctuations, including gold price volatility;

•	risks related to the development and operation of a mine or mine property;

•	risks related to the fact that we are a new company with no mineral properties in production or development and no history of production or revenue;

•
risks related to development of the Snowfield Project and Brucejack Project as set out in the report entitled “Technical Report and Updated Resource Estimates on The Snowfield-Brucejack Project” dated April 4, 2011 filed on the SEDAR website www.sedar.com;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	risks related to governmental regulations, including environmental regulations;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	uncertainty relating to potential inability to attract development partners;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits that have been obtained;

•	risks related to integration and transition of our Snowfield Project and Brucejack Project;

•	risks related to Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	risks related to our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	risks related to general economic conditions;

•	recent market events and conditions; and

•	currency fluctuations.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our final short-form prospectus dated April 4, 2011 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.